FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Further Mobilizes IBM Lotus Software on the BlackBerry Platform	3

Document 1

January 18, 2010

RIM Further Mobilizes IBM Lotus Software on the BlackBerry Platform

New BlackBerry Apps for IBM Lotus Quickr and Lotus Connections Allow Secure Mobile Collaboration and Social Networking on BlackBerry Smartphones

ORLANDO, FL – Lotusphere – To support the growing interest by enterprises for mobile collaboration and social networking, Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that it is further mobilizing IBM (NYSE: IBM) Lotus® Software on the BlackBerry® platform.

RIM is launching today the new BlackBerry® Client for IBM Lotus® Quickr®, enabling secure mobile access to IBM's document-based collaboration software from BlackBerry® smartphones. RIM is also releasing a new version of the BlackBerry® Client for IBM Lotus® Connections® for enterprise social networking. These applications, along with the BlackBerry® Client for IBM Lotus® Sametime® for unified communications and collaboration, deliver secure, deeply integrated and intuitive mobile experiences for enterprise customers on the BlackBerry platform.

“Just as RIM securely and efficiently mobilized Lotus Domino email on the BlackBerry platform, we are mobilizing collaboration and social networking for businesses,” said David Yach, CTO for Software at Research In Motion. “We have built these powerful BlackBerry applications for Lotus Software in order to make it very easy for mobile workers to tap into their enterprise knowledge-bases and stay connected with colleagues; and, equally important, we have made it easy for IT departments to align with corporate policies and efficiently deliver these capabilities in a protected and manageable environment.”

The BlackBerry Client for IBM Lotus Quickr makes content sharing easy and secure. BlackBerry smartphone users can quickly and easily navigate IBM Lotus Quickr libraries and folders; upload, preview or download content; and edit files within Quickr's version controls. The application also tightly integrates with the BlackBerry Email application and the Documents To Go® suite on a BlackBerry smartphone – allowing users to edit Microsoft Word, Excel and PowerPoint files – for a robust and seamless work experience.

The BlackBerry Client for IBM Lotus Connections extends key IBM Lotus Connections components to BlackBerry smartphones, including the ability to work with IBM Lotus

Connections Profiles, Communities, Bookmarks, Activities and Blogs. The Client also tightly integrates with core BlackBerry smartphone applications for phone, email, browser, tasks, contacts and camera to create a seamless and intuitive user experience.

Updates to the server component – the BlackBerry Social Networking Application Proxy server – optimizes the data sent between IBM Lotus Connections or IBM Lotus Quickr and BlackBerry smartphones in order to improve performance and minimize data plan usage. Administrators can also generate usage reports.

The BlackBerry applications for IBM Lotus Quickr and Lotus Connections offer a range of benefits to enterprise customers including:

-	Fast access to information – There’s no need to launch the browser and log in, and no time spent waiting for web pages to render.

-	Optimized for mobile use – The BlackBerry Clients are deeply integrated with core applications in the smartphone for a seamless and intuitive experience.

-	Multitasking – The BlackBerry smartphone OS allows multiple applications to run at the same time, which makes them ideal for social networking and collaboration while mobile.

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Market-leading end-to-end security – Integration with BlackBerry® Enterprise Server provides very strong encryption and high security standards, a top requirement by CIOs for the use of social networking and collaboration solutions in the enterprise.

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Mobile application management – Leveraging the over-the-air application push capabilities, robust IT policies and advanced controls of BlackBerry® Enterprise Server, IT departments can save a tremendous amount of time when deploying these apps, especially when deployments involve hundreds or thousands of users.

For more information about BlackBerry apps for IBM Lotus software, visit www.blackberry.com/go/lotus.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.

Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 18, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations